SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Final Amendment)

PW Technology Partners, L.P.
(Name of Issuer)

PW Technology Partners, L.P.
(Name of Person(s) Filing Statement)

Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $125,000,000(a)	Amount of Filing Fee: $25,000(b)
(a)	Calculated as the aggregate maximum purchase price for partnership interests.
(b)	Calculated at 1/50th of 1% of the Transaction Valuation.
[x] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,000
Form or Registration No.: Schedule TO, Registration No. 005-58571
Filing Party: PW Technology Partners, L.P.
Date Filed: May 21, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

           This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on May 21, 2001 by PW Technology Partners, L.P. (the "Partnership") in connection with an offer by the Partnership to purchase up to $125,000,000 of interests in the Partnership ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer") and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

           This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

           The following information is furnished pursuant to Rule 13e-4 (c) (4):

           1. The Offer expired at 12:00 midnight, New York time, on June 20, 2001.

           2. $31,956,557 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Partnership in accordance with the terms of the Offer.

SIGNATURE

                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW TECHNOLOGY PARTNERS, L.P.

By:	PW Fund Advisor, L.L.C. Managing Member

By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

July 30, 2001